January 7, 2010

VIA EDGAR

Ms. Lyn Shenk

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Hertz Global Holdings, Inc.

The Hertz Corporation

File Numbers 001-33139 and 001-07541

Form 10-K: For the Fiscal Year Ended December 31, 2008

Definitive Proxy Statement on Schedule 14A

Dear Ms. Shenk:

This letter sets forth the responses of Hertz Global Holdings, Inc. (the “Company”) to the comments contained in your letter, dated December 22, 2009, relating to the Hertz Global Holdings, Inc. Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission (the “Commission”) on March 3, 2009, The Hertz Corporation Form 10-K for the year ended December 31, 2008 filed with the Commission on March 5, 2009, and the Company’s Definitive Proxy Statement on Schedule 14A filed with the Commission on April 15, 2009.  The comments of the Commission are set forth in bold/italicized text below, and the Company’s responses are set forth in plain text immediately beneath each comment.

Form 10-K: For the Fiscal Year Ended December 31, 2008

Risk Factors, page 32

1.              Please remove the references in your first paragraph that you discuss some, but not all of the important risks or revise to clarify that you have discussed all known material risks.

In response to the Staff’s comment, the Company will revise its disclosure in future filings to remove any implication that material risks are not discussed.

Management’s Discussion and Analysis, page 69

Results of Operations, page 85

2.              Please revise to discuss results of operations by reportable segment consistent with Note 9 to your financial statements.

In response to the Staff’s comment, the Company will revise its disclosure in future filings to provide discussion and analysis of the results of operations of our reportable segments as defined in Note 9 of its financial statements.

3.              Please consider revising your disclosure to quantify amounts of various subcategories of direct operating expenses in a table, including columns for dollar and percentage changes.

In response to the Staff’s comment, the Company will revise its disclosure in future filings to quantify amounts of various subcategories of direct operating expenses in a table, including columns for dollars and percentage changes.

Liquidity and Capital Resources, page 91

4.              Please enhance your operating cash flow disclosure by providing a discussion and analysis of the material factors that impact the comparability of operating cash flows between comparative periods in terms of cash.  References to line items (or changes therein) in the statements of cash flows, as in your present disclosure, do not provide a sufficient basis for an investor to analyze the impact on cash.  Refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

In response to the Staff’s comment, the Company will revise its disclosure in future filings to enhance its operating cash flow disclosure by providing a discussion and analysis of the material factors that impact the comparability of operating cash flows between comparative periods in terms of cash.

Notes to Consolidated Financial Statements, page 127

Note 10: Litigation and Guarantees, page 169

5.              A large portion of your disclosure is dedicated to providing the history of the legal proceedings in various cases in which you are involved, including the dates of various motions, petitions, appeals, and hearings.  In addition, your disclosure includes a significant amount of legalese, including statements such as: “we filed an interlocutory appeal,” “we filed a petition for leave to appeal,” “motion for certification seeking to have the interpretation of Nevada Revised Status Section 482.31575 certified,” “plaintiff asserted…common law conversion,” and “the court granted — with leave to amend- the separate motions.” Also, while you state that you believe you have meritorious defenses and that you will defend yourself, you have not specifically stated your conclusion as to the likelihood of a loss contingency with respect to each of the matters disclosed.  Therefore, it is not clear whether you believe the likelihood of an adverse outcome is other than remote, nor is it clear how material, or potentially material, each of these matters is, or could be, to you.  We believe your disclosure would be much more useful to investors if it was focused on describing the current status of the cases, in plain English, rather than on the history of legal proceedings.  Further, please ensure that your disclosures are clear about your conclusions regarding each matter by revising to state your conclusion as to the likelihood of a loss contingency with respect to each case and the related amount.  Please note that for matters where you judge the likelihood of loss to be reasonably possible or probable but for which you believe the amount of loss cannot be reasonably estimated, you should explicitly state your conclusion that the loss cannot be reasonably estimated.  We note, however, that FIN 14 states that accrual of a probable loss should not be delayed until only a single amount can be reasonably estimated.  When a loss is probable and the reasonable estimate of the loss is a range, the best estimate within the range should be accrued.  If no amount within the range appears to be a better estimate than any other amount within the range, the minimum amount in the range should be accrued.  Where losses are accrued and arose from a range, you should disclose whether the accrual was the best estimate within a range or the low end of the range and the range of reasonably possible losses.  We believe you should also follow this guidance with respect to disclosure of reasonably possible losses.  Please provide us with a copy of your intended revised disclosure.

In response to the Staff’s comment, the Company will revise its disclosure in future filings to describe the current status of the cases as well as conclusions relating to the likelihood of a loss contingency with respect to each of the cases disclosed.  There may be changes to this section between the Staff’s review of the below proposed disclosure and the filing of the annual report on Form 10-K, but please see below for a model of the Company’s intended revised disclosure:

“Legal Proceedings

Although the Company is a party to various legal proceedings, management does not believe that any of the matters resolved, or pending against, the Company during 2009 is material to the Company and its subsidiaries taken as a whole.  However, for purpose of providing background, we have summarized below various legal proceedings to which the Company was and/or is a party during 2009 or the period after December 31, 2009 but before the filing of this Annual Report on Form 10-K.

1.                                       Hertz Equipment Rental Corporation, or “HERC,” Loss Damage Waiver

On August 15, 2006, Davis Landscape, Ltd., individually and on behalf of all others similarly situated, filed a complaint against Hertz Equipment Rental Corporation, or “HERC”, in the United States District Court for the District of New Jersey.  In November 2006, the complaint was amended to add another plaintiff, Migeul V. Pro, and more claims.  The Davis Landscape matter purports to be a nationwide class action on behalf of all persons and business entities who rented equipment from HERC and who paid a Loss Damage Waiver, or “LDW,”, or an Environmental Recovery Fee, or “ERF”. The plaintiffs seek a declaratory judgment and injunction prohibiting HERC from engaging in acts with respect to the LDW and ERF charges that violate the New Jersey Consumer Fraud Act and claim that the charges violate the Uniform Commercial Code.  The plaintiffs also seek an unspecified amount of compensatory damages with the return of all LDW charges paid, attorneys’ fees and costs as well as other damages.

The court has granted class certification, denied our motion for summary judgment and the case is in the discovery stage.

2.                                       Concession Fee Recoveries

On October 13, 2006, Janet Sobel, Daniel Dugan, PhD. and Lydia Lee, individually and on behalf of all others similarly situated v. The Hertz Corporation and Enterprise Rent-A-Car Company, or “Enterprise”, was filed in the United States District Court for the District of Nevada.  The plaintiffs have agreed to not pursue claims against Enterprise for the time being and the case has thus far only proceeded against Hertz.  The Sobel case purports to be a nationwide class action on behalf of all persons who rented cars from Hertz at airports in Nevada and were separately charged airport concession recovery fees by Hertz as part of their rental charges. The plaintiffs seek an unspecified amount of compensatory damages, restitution of any charges found to be improper and an injunction prohibiting Hertz from quoting or charging those airport fees that are alleged not to be allowed by Nevada law. The complaint also seeks attorneys’ fees and costs. Certain documents were produced and depositions were taken.  The parties have each filed motions for summary judgment, and the motions are now before the court awaiting a decision.

3.                                       Telephone Consumer Protection Act

On May 3, 2007, Fun Services of Kansas City, Inc., individually and as the representative of a class of similarly-situated persons, v. Hertz Equipment Rental Corporation was commenced in the District Court of Wyandotte County, Kansas (the case was subsequently transferred to the District Court of Johnson County, Kansas.)  The Fun Services matter purports to be a class action on behalf of all persons in Kansas and throughout the United States who on or after four years prior to the filing of the action were sent facsimile messages of advertising materials relating to the availability of property, goods or services by HERC and who did not provide express permission for sending such faxes. The plaintiffs seek an unspecified amount of compensatory damages, attorney’s fees and costs.  In August 2009, the court issued an order that stayed all activity in the litigation pending a decision by the Kansas Supreme Court in Critchfield Physical Therapy, Inc. v.

Taranto Group, Inc., another Telephone Consumer Protection Act case.  The Kansas Supreme Court is scheduled to hear oral argument in the Critchfield case on January 28, 2010 and we believe that the stay in the Fun Services litigation will remain in effect until approximately mid-2010.

4.                                       California Tourism Assessments

The Company is currently a defendant in a proceeding that purports to be a class action brought by Michael Shames and Gary Gramkow against The Hertz Corporation, Dollar Thrifty Automotive Group, Inc., Avis Budget Group, Inc., Vanguard Car Rental USA, Inc., Enterprise Rent-A-Car Company, Fox Rent A Car, Inc., Coast Leasing Corp., The California Travel and Tourism Commission, and Caroline Beteta. Originally filed in November of 2007, the action is pending in the United States District Court for the Southern District of California, and plaintiffs claim to represent a class of individuals or entities that purchased rental car services from a defendant at airports located in California after January 1, 2007. The complaint alleges that the defendants agreed to charge consumers a 2.5% tourism assessment and not to compete with respect to this assessment, while misrepresenting that this assessment is owed by consumers, rather than the rental car defendants, to the California Travel and Tourism Commission, or the “CTTC”. The complaint also alleges that defendants agreed to pass through to consumers a fee known as the Airport Concession Fee, which fee had previously been required to be included in the rental car defendants’ individual base rates, without reducing their base rates. Based on these allegations, the complaint seeks treble damages, disgorgement, injunctive relief, interest, attorneys’ fees, and costs. The court has dismissed all claims against the CTTC, and plaintiffs dropped their claims against Caroline Beteta.  The court also dismissed all claims against the rental car defendants except for the federal antitrust claim.  The plaintiffs’ have appealed the dismissal of their claims against the CTTC to the United States Court of Appeals for the Ninth Circuit.  The remaining claim against the Company, the federal antitrust claim, is in the discovery stage.

The Company is currently a defendant in a consolidated action captioned “In re Tourism Assessment Fee Litigation” pending in the United States District Court for the Southern District of California.  Originally filed as two separate actions in December of 2007, the consolidated action purports to be a class action brought on behalf of all persons and entities that have paid an assessment since the inception of the Passenger Car Rental Industry Tourism Assessment Program in California on January 1, 2007.  The other defendants include various of our competitors, including Avis Budget Group, Inc., Vanguard Car Rental USA, Inc., Dollar Thrifty Automotive Group, Inc., Advantage Rent-A-Car, Inc., Avalon Global Group, Enterprise Rent-A-Car Company, Fox Rent A Car, Inc., Beverly Hills Rent-A-Car, Inc., Rent4Less, Inc., Autorent Car Rental, Inc., Pacific Rent-A-Car, Inc., ABC Rent-A-Car, Inc., as well as The California Travel and Tourism Commission, and Dale E. Bonner.  The district court has dismissed all of plaintiffs’ claims against all defendants.  The complaint sought injunctive and declaratory relief, that all assessments collected and to be collected be held in trust, unspecified monetary damages, interest, attorneys’ fees and costs.  Plaintiffs have appealed to the United States Court of Appeals for the Ninth Circuit.

5.                                       Patent Infringement

On February 19, 2007, we filed an action entitled The Hertz Corporation and TSD Rental LLC v. Enterprise Rent-A-Car Company and The Crawford Group, Inc.  The suit was filed in the United States District Court for the District of Massachusetts alleging that Enterprise unlawfully engaged in anticompetitive and unfair and deceptive business practices.  On September 25, 2007, we filed a second lawsuit, also captioned The Hertz Corporation and TSD Rental LLC v. Enterprise Rent-A-Car Company and The Crawford Group, Inc. in the United States District Court for the District of Massachusetts seeking a declaratory judgment that a newly issued patent to Crawford is not infringed by Hertz and is invalid and unenforceable. These two cases were later consolidated and, eventually settled for an immaterial amount in June 2009.

6.                                       Public Liability and Property Damage

We are currently a defendant in numerous actions and have received numerous claims on which actions have not yet been commenced for public liability and property damage arising from the operation of motor vehicles and equipment rented from us and our licensees.  The obligation for public liability and property damage on self-insured U.S. and international vehicles and equipment, as stated on our balance sheet, represents an estimate for both reported accident claims not yet paid, and claims incurred but not yet reported.  The related liabilities are recorded on a non-discounted basis.  Reserve requirements are based on actuarial evaluations of historical accident claim experience and trends, as well as future projections of ultimate losses, expenses, premiums and administrative costs. At December 31, 2009 and December 31, 2008 our liability recorded for public liability and property damage matters was $XXX.X million and $311.4 million, respectively.  The reserve balance decreased as a result of a XX.X% reduction in transaction day volume and $XXX.X million of expected claim activity for the current accident year as well as a X.X% reduction in expected cost per transaction day or $XXX.X million for all probable pending and future claims.  We believe that our analysis was based on the most relevant information available, combined with reasonable assumptions, and that we may prudently rely on this information to determine the estimated liability.  We note the liability is subject to significant uncertainties.  The adequacy of the liability reserve is regularly monitored based on evolving accident claim history and insurance related state legislation changes. If our estimates change or if actual results differ from these assumptions, the amount of the recorded liability is adjusted to reflect these results.

In addition to the foregoing, various other legal actions, claims and governmental inquiries and proceedings are pending or may be instituted or asserted in the future against us and our subsidiaries.

We intend to assert that we have meritorious defenses in the foregoing matters and we intend to defend ourselves vigorously.

We have established reserves, none of which are material, for matters where we believe that the losses are probable and reasonably estimated.  For matters where we have not established a reserve, the ultimate outcome or resolution cannot be predicted at this time, or the amount of ultimate loss, if any, cannot be reasonably estimated. Litigation is subject to many uncertainties, and the outcome of the individual litigated matters is not predictable with assurance. While the amount of liability with respect to these matters is not expected to materially affect our consolidated financial position, results of operations or cash flows, it is possible that certain of the actions, claims, inquiries or proceedings, including those discussed above, could be decided unfavorably to us or any of our subsidiaries involved.  Accordingly, it is possible that an adverse outcome from such a proceeding could exceed the amount accrued in an amount that could be material to our consolidated financial condition, results of operations or cash flows in any particular reporting period.”

6.              We note that, in the aggregate, you expect to expend material sums to defend and settle public liability and property damage actions and claims or to pay judgments resulting from them.  Please ensure that the intended revised disclosure requested in the preceding comment addresses these public liability and property damage matters.

In response to the Staff’s comment, the Company will revise its disclosure in future filings to address the public liability and property damage actions and claims or to pay judgments resulting from them.  Please see the Company’s intended revised disclosure within the preceding comment’s response.

Definitive Proxy Statement on Schedule 14A

EICP, page 25

7.              We note that you establish numerical goals relating to certain performance criteria that must be achieved in order for each named executive officer to receive an award under your Executive Incentive Compensation Program.  Please confirm to us that in future filings you will provide quantitative disclosure regarding the targets actually reached for each performance criteria.  To the extent you believe that the disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, provide us with a detailed explanation for such conclusion.  Also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.  General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

In response to the Staff’s comment, the Company will revise its disclosure in future filings to provide quantitative disclosure regarding targets actually reached for each performance criteria.

General

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the staff for its courtesies.  If you have any questions regarding this letter, please do not hesitate to call me at (201) 307-2271.

Sincerely,

/s/ Elyse Douglas
Elyse Douglas

cc:     Patrick Kuhn

Lyn Shenk

Securities and Exchange Commission

Thaddeus J Malik,

Jenner & Block LLP

Jatindar Kapur

Jeffrey Zimmerman

Hertz Global Holdings, Inc.